Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258259

PROSPECTUS

Up to $97,600,000

American Depositary Shares each representing 10 Ordinary Shares

RedHill Biopharma Ltd.

This Amendment No. 1 to the prospectus dated August 9, 2021 (this “Amendment”) amends the prospectus supplement dated August 9, 2021 (the “Sales Agreement Prospectus Supplement”, and together with the accompanying base prospectus and this Amendment, the “Prospectus”). This Amendment should be read in conjunction with the Sales Agreement Prospectus Supplement and the accompanying base prospectus. This Amendment amends and supersedes only those sections of the Sales Agreement Prospectus Supplement listed in this Amendment; all other sections of the Sales Agreement Prospectus Supplement are not updated by this Amendment.

We previously entered into a sales agreement (the “Sales Agreement”), with SVB Leerink LLC (now known as SVB Securities LLC, “SVB Securities”), and Cantor Fitzgerald & Co. (“Cantor”), dated July 29, 2021, relating to the sale of American Depositary Shares (“ADSs”), each representing 10 of our ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”). Under the Sales Agreement Prospectus Supplement and the accompanying base prospectus, we offered and were permitted to sell ADSs having an aggregate offering price of up to $100.0 million from time to time through SVB Securities and Cantor, acting as our agents, in accordance with the Sales Agreement. On November 3, 2022, we received notice from SVB Securities notifying us and Cantor of SVB Securities’s termination of the Sales Agreement with respect to itself.  To date, we have sold in excess of $2.3 million of ADSs pursuant to the Sales Agreement Prospectus Supplement and the accompanying base prospectus. As a result, in excess of $97.6 million remains available to be sold pursuant to the Prospectus.

Sales of the ADSs, if any, under this Prospectus, may be made by any method permitted that is deemed an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Global Market (“Nasdaq”), on or through any other existing trading market for our Ordinary Shares or ADSs or to or through a market maker. If expressly authorized by us, Cantor may also sell the ADSs in privately negotiated transactions. Cantor is not required to sell any specific number or dollar amount of securities but will act as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Stock Market LLC, on mutually agreed terms between the Sales Agent and us. There are no minimum sale requirements, and there is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation payable to Cantor for sales of ADSs sold pursuant to the Sales Agreement will be an amount up to 3.0% of the gross proceeds of any ADSs sold under the Sales Agreement. See “Plan of Distribution” beginning on page 4 for additional information regarding the compensation to be paid to Cantor. In connection with the sale of the ADSs on our behalf, Cantor will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to Cantor will be deemed to be underwriting compensation. We have also agreed in the Sales Agreement to provide indemnification and contribution to Cantor with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Investing in our securities involves a high degree of risk. Please read “Risk Factors” beginning on page 2 of this Amendment, on page 12 of the Sales Agreement Prospectus Supplement, on page 10 of the accompanying base prospectus and in the documents incorporated by reference into this Prospectus.

None of the United States Securities and Exchange Commission, any state securities commission or any other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Cantor

The date of this Amendment No. 1 is November 10, 2022.

Table Of Contents

PROSPECTUS SUPPLEMENT

- i -

THE OFFERING
ADSs offered by us in the offering
ADSs, each ADS representing 10 Ordinary Shares, par value NIS 0.01 per share, having an aggregate offering price of up to $100.0 million. In excess of $2.3 million of such $100.0 million has previously been sold, and, as a result, in excess of $97.6 million remains available for sale pursuant to this Prospectus.

The ADSs
Each ADS represents 10 Ordinary Shares. The ADSs initially will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying any ADSs you hold and you will have rights as provided in the Deposit Agreement, dated as of December 26, 2012, among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on December 6, 2012.

Subject to the terms of the Deposit Agreement and in compliance with the relevant requirements set out in the Prospectus, you may turn in your ADSs to the Depositary for cancellation and withdrawal of the Ordinary Shares underlying your ADSs.

The Depositary will charge you fees for such cancellations pursuant to the Deposit Agreement.

You should carefully read the “Description of American Depositary Shares” section of the accompanying prospectus and the Deposit Agreement to better understand the terms of the ADSs.

Manner of Offering	“At the market” offering that may be made from time to time through our sales agent, Cantor. See “Plan of Distribution.”

Use of Proceeds	We intend to use the net proceeds from the offering, together with our existing cash and cash equivalents, for working capital, acquisitions and general corporate purposes. See “Use of Proceeds.”

Listing	The ADSs are listed on the Nasdaq Global Market under the symbol “RDHL”.

Risk Factors
Before deciding to invest in the ADSs, you should carefully consider the risks related to our business, the offering and our securities. See “Risk Factors” on page 2 of this Amendment, on page 12 of the Sales Agreement Prospectus Supplement, on page 10 of the accompanying base prospectus and under similar headings in other documents incorporated by reference into this Prospectus.

Depositary	The Bank of New York Mellon

RISK FACTORS

You should carefully consider the risks described below, the risk factors in our annual report on Form 20-F for the year ended December 31, 2021, and any risk factors included in subsequent filings we make with the SEC, as well as the other information included or incorporated by reference in this Prospectus, including our financial statements and the related notes, before you decide to invest in our securities. The risks and uncertainties described below and incorporated by reference in this Prospectus are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Prospectus, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to the Offering

We will have broad discretion in how to use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our investors.

We will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. Our needs may change as the business and the industry that we address evolves. As a result, the proceeds to be received in this offering may be used in a manner significantly different from our current expectations. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

It is not possible to predict the number of ADSs sold under the Sales Agreement.

Subject to certain limitations in the Sales Agreement and compliance with applicable law, we have the discretion to deliver a placement notice to Cantor at any time throughout the term of the Sales Agreement. The number of ADSs that are sold through Cantor after our delivery of a placement notice will fluctuate based on a number of factors, including the market price of the ADSs during the sales period, any limits we may set with Cantor in any applicable placement notice and the demand for the ADSs.

The ADSs offered hereby will be sold in “at-the-market offerings” and investors who buy ADSs at different times will likely pay different prices.

Investors who purchase ADSs in this offering at different times likely will pay different prices, and accordingly may experience different levels of dilution and different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices and number of ADSs sold in this offering. In addition, subject to the final determination by our board of directors or any restrictions we may place in any applicable placement notice, there is no minimum or maximum sales price for ADSs to be sold in this offering. Investors may experience a decline in the value of the ADSs they purchase in this offering as a result of sales made at prices lower than the prices they paid.

ADSs representing a substantial percentage of our outstanding Ordinary Shares may be sold in this offering and such ADSs will be freely tradable, which could cause the price of the ADSs to decline.

A substantial number of the ADSs may be sold in the public market in this offering, and all of the ADSs sold in the offering will be freely tradable without restriction or further registration under the Securities Act. These sales, and any future sales of a substantial number of ADSs in the public market, or the perception that such sales may occur, may cause the market price of the ADSs to decline. This could make it more difficult for you to sell ADSs you hold at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional ADSs, Ordinary Shares or other securities convertible into or exchangeable for the ADSs or our Ordinary Shares at prices that may not be the same as the price per share in this offering. We may sell ADSs, Ordinary Shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to the rights of ADSs holders. The price per share at which we sell additional ADSs, Ordinary Shares or securities convertible or exchangeable into ADSs or Ordinary Shares, in future transactions may be higher or lower than the price per ADS paid by investors in this offering.

USE OF PROCEEDS

We may sell ADSs from time to time having aggregate sales proceeds of up to $100.0 million. In excess of $2.3 million of such $100.0 million has previously been sold, and, as a result, in excess of $97.6 million remains available for sale pursuant to this Prospectus. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will be able to sell any ADSs under or fully utilize the Sales Agreement with Cantor as a source of financing.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, for working capital, acquisitions and general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the status of and results from our clinical, non-clinical or pre-clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. In addition, while we have not entered into any outstanding binding agreements or commitments relating to any significant transaction as of the date of this Prospectus, we may use a portion of the net proceeds to pursue acquisitions, joint ventures, and other strategic transactions.

PLAN OF DISTRIBUTION

We are a party to a Sales Agreement with Cantor under which we may issue and sell up to $100.0 million of the ADSs from time to time through Cantor as our sales agent. Sales of the ADSs, if any, will be made by any method that is deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Global Market, on or through any other existing trading market for the ADSs or to or through a market maker.

Cantor will offer the ADSs subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by us and Cantor. We will designate the maximum number or amount of ADSs to be sold through Cantor on a daily basis or otherwise determine such maximum number or amount together with Cantor. Subject to the terms and conditions of the Sales Agreement, Cantor will use commercially reasonable efforts consistent with its normal trading and sales practices to sell on our behalf all of the ADSs requested to be sold by us. We may instruct Cantor not to sell ADSs if the sales cannot be effected at or above a minimum price designated by us in any such instruction. Cantor or we may suspend the offering of the ADSs being made through Cantor under the Sales Agreement upon proper notice to the other parties. Cantor and we each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement at each party’s sole discretion at any time. The offering of the ADSs pursuant to the Sales Agreement will otherwise terminate upon the termination of the Sales Agreement as provided therein.

The compensation payable to Cantor will be an amount of up to 3.0% of the gross proceeds of any ADSs sold through it pursuant to the Sales Agreement. We reimbursed Cantor and SVB Securities for up to $75,000 of their expenses in connection with the establishment of this offering program and have paid and will pay up to $15,000 of such sales agent(s)’ expenses quarterly thereafter, including fees and disbursements of legal counsel. In accordance with Financial Industry Regulatory Authority, Inc. Rule 5110, these reimbursed fees and expenses are deemed sales compensation to Cantor in connection with this offering. We estimate that the total expenses of the offering payable by us, in connection with the establishment of the at-the-market offering program excluding compensation payable to Cantor under the Sales Agreement, were approximately $180,000.

The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales of the ADSs, will equal our net proceeds for the sale of such ADSs.

Cantor will provide written confirmation to us no later than the next succeeding trading day on the Nasdaq Global Market after each such day on which ADSs are sold through Cantor under the Sales Agreement. Each confirmation will include the amount or number of ADSs sold through Cantor on that day, the volume-weighted average price of the ADSs sold, the percentage of the daily trading volume and the net proceeds to us from such sales.

Settlement for sales of ADSs will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the ADSs on our behalf pursuant to the Sales Agreement, Cantor will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to Cantor will be deemed to be underwriting commissions or discounts. We have agreed in the Sales Agreement to provide indemnification and contribution to Cantor with respect to certain liabilities, including liabilities under the Securities Act or the Exchange Act. As sales agent, Cantor will not engage in any transactions that stabilize the ADSs.

Cantor and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services they have received, and may in the future receive, customary fees.

This Prospectus in electronic format may be made available on a website maintained by us and Cantor may distribute this Prospectus electronically.

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 and has not been filed with or approved by the Israel Securities Authority.

The address of Cantor is 499 Park Avenue, New York, NY 10022.

LEGAL MATTERS

Certain matters concerning this offering will be passed upon for us by Haynes and Boone, LLP, New York, New York. The validity of the securities being offered by this Prospectus will be passed upon for us by Gross & Co., Tel-Aviv, Israel. Covington & Burling LLP, New York, New York is acting as counsel to the Sales Agent in connection with this offering with respect to U.S. law. Members of Covington & Burling LLP are the beneficial owners of an aggregate of less than 1% of our Ordinary Shares.

INCORPORATION OF INFORMATION BY REFERENCE

We file annual and special reports and other information with the SEC. These filings contain important information which does not appear in this Prospectus. The SEC allows us to “incorporate by reference” information into this Prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this Prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this Prospectus have been sold or de-registered:

•	the description of our Ordinary Shares contained in our Registration Statement on Form 20-F filed with the SEC on December 26, 2012;
•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 17, 2022; and
•
reports on Form 6-K filed on January 6, 2022, January 13, 2022, February 7, 2022, March 1, 2022, March 15, 2022, March 17, 2022 (with respect to Exhibit 99.1 to the report, solely with respect to the Financial results for the quarter ended December 31, 2021, Financial results for the year ended December 31, 2021 and Liquidity and Capital Resources), March 30, 2022, April 5, 2022, April 11, 2022,  May 9, 2022, May 11, 2022, May 12, 2022, May 13, 2022, May 25, 2022 (excluding the posters therein contained in Exhibit 99.1), June 1, 2022, June 22, 2022, June 23, 2022  (in Exhibit 99.1, solely with respect to “Financial results for the quarter ended March 31, 2022 (unaudited)”, “Liquidity and Capital Resources”, "Commercial Highlights", "R&D Highlights", "Condensed Consolidated Interim Statements of Comprehensive Loss", "Condensed Consolidated Interim Statements of Financial Position" and "Condensed Consolidated Interim Statements of Cash Flow") (amended by the report on Form 6-K/A filed on November 7, 2022, as described below), July 12, 2022, August 17, 2022, August 26, 2022, September 13, 2022, September 16, 2022, September 23, 2022, October, 3, 2022, October 14, 2022, October 18, 2022, October 19, 2022, October 26, 2022, November 4, 2022, November 7, 2022 (in Exhibit 99.1, solely with respect to “Financial results for the six months ended June 30, 2022 (unaudited)”, “Liquidity and Capital Resources”, “Quarter Three, 2022, Estimates”, “Commercial Highlights”, “R&D Highlights”, “Q2/22 Condensed Consolidated Interim Statements of Comprehensive Loss”, “Q2/22 Condensed Consolidated Interim Statements of Financial Position”, “Q2/22 Condensed Consolidated Interim Statements of Cash Flows”, “Q1/22 Condensed Consolidated Interim Statements of Comprehensive Loss”, “Q1/22 Condensed Consolidated Interim Statements of Financial Position” and “Q1/22 Condensed Consolidated Interim Statements of Cash Flows”) and November 10, 2022 and Form 6-K/A filed on March 8, 2022 and November 7, 2022 (in Exhibit 99.1, solely with respect to “Financial results for the six months ended June 30, 2022 (unaudited)”, “Liquidity and Capital Resources”, “Quarter Three, 2022, Estimates”, “Commercial Highlights”, “R&D Highlights”, “Q2/22 Condensed Consolidated Interim Statements of Comprehensive Loss”, “Q2/22 Condensed Consolidated Interim Statements of Financial Position”, “Q2/22 Condensed Consolidated Interim Statements of Cash Flows”, “Q1/22 Condensed Consolidated Interim Statements of Comprehensive Loss”, “Q1/22 Condensed Consolidated Interim Statements of Financial Position” and “Q1/22 Condensed Consolidated Interim Statements of Cash Flows”). (in each case only to the extent provided in such Form 6-K or 6-K/A, as the case may be).

In addition, all subsequent annual reports on Form 20-F filed prior to the termination of this offering, and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this Prospectus forms a part, shall be considered to be incorporated into this Prospectus by reference and shall be considered a part of this Prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this Prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this Prospectus may update and replace statements in and portions of this Prospectus or the above-listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this Prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to RedHill Biopharma Ltd., 21 Ha’arba’a Street, Tel Aviv 6473921, Israel, Attn: Dror Ben-Asher, telephone number: +972 (3) 541-3131. You may also obtain information about us by visiting our website at www.redhillbio.com. Information contained in our website is included as an inactive textual reference only and is not part of this Prospectus. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Up to $97,600,000

American Depositary Shares each representing 10 Ordinary Shares

RedHill Biopharma Ltd.
 ___________________________________

PROSPECTUS
___________________________________

Cantor

The date of this Amendment No. 1 is November 10, 2022.